# Minds

The community-owned social network

MINDS.COM NORWALK CONNECTICUT

Software Entertainment Technology Media Advertising


Video Thumbnail
There is a crisis occuring in
the social networking world

Last Funded June 2017!

**$1,036,095**
total funds raised

**1,541**
total investors



*The world inevitably needs a global communications network which respects the freedom and privacy of its users otherwise we are destined for a dangerous dystopia that benefits very few, not the people.*

**Bill Ottman** Founder & CEO @ Minds
ADMIN-ONLY: bill@minds.com

## Why you may want to support us...

1. 250K+ monthly active users
2. 98% increase in sales year over year.
3. Raised $1M+ from 1,541 investors on Wefunder in June 2017 in 19 days.
4. 100K+ Vietnamese users migrated to Minds to protect their Internet freedom in July 2018.
5. 150K+ token transactions in first 60 days.
6. Top competitor to Facebook according to dozens of major media outlets and experts.
7. 1 billion+ impressions served, 75+ million unique visitors, 1.25+ million registered users.
8. 60% Traffic from US, Canada, EU
9. For Admins: Incorporated: false | Financials: No

## Why investors ❤ us

WE'VE RAISED $7,383,395 SINCE OUR FOUNDING



*The vision for Minds sprang from the pure passion of a young entrepreneur seeking to build a mindful software platform for the free exchange of ideas. And then, Minds gained traction and evolved into a high growth social media platform based on freedom of speech, privacy, rewards, monetization and expanding social reach.Minds today is a market disruptor with over 1 million monthly active users. We are challenging the Internet social media establishment by empowering users to control their own social world. Minds has done a terrific job establishing growth momentum. As a veteran high tech entrepreneur, angel investor and operating executive with $500 million in successful past exits, Minds...* read more

**John Ottman**
Chairman and Lead Investor Minds, Inc.



*Hello, I am not happy with Facebook and it's conglomerate of corporate sponsors and lack of free speech. I wish you the best success for a new future for the World. I am also part of another company who is changing the World. It too was raising money here. It is called Powur. I joined b cause I think a clean energy future is in the best interest of just not you and me but my children and everything that lives on this planet. We have been poisoning it too much with the toxins of the fossil fueled corporate greed. I hope you would be interested in learning more about that and in the process helping me feed my children. If you or anyone you know is interested then click this link and feel...* read more

**Paul Senyszyn**



*James Hyde here... I have been following Wefunder for months. Your offering is by far the most exciting - I am in for a small amount and looking forward to "pressing my bet". Best of luck and I hope to be a part of this great story.*

**James Hyde**

SEE MORE

## Our team

AND OUR MAJOR ACCOMPLISHMENTS



**Bill Ottman**
Founder & CEO



**Mark Harding**
Co-founder & CTO
*Co-founder & Chief Technology Officer*



**John Ottman**
Co-founder & Chairman
*Working for and building great companies for over 20 years*



**Jack Ottman**
Co-founder & COO


COO


**Peter Schwartz**
CFO


**Stanton Huntington**
Board Member


**Jessica Hasson**
Head of PR
*Founder, Pulp PR*


**Rob Griffitts**
Attorney
*Partner at MGA*


**Jason Tyra**
CPA
*Founder of Tyra CPA*


**Daryl Davis**
Advisor


**Stacy Herbert**
Advisor


**Elizabeth McCauley**
Advisor


**Douglas Rushkoff**
Advisor


**Max Keiser**
Advisor


**Gabriel Abed**
Advisor


**Ian Crossland**
Advisor


**Martin Alejandro Santangelo**
Developer


**Olivia Madrid**
Developer


**Juan Solares**
Developer


**Ben Hayward**
Developer


**Nicholas Lewis**
Head Admin


**Kate Vosler**
Admin

### In the news

### Downloads

65 transcripts.txt

## The Problem: Social Networks

## The Problem: Social Networks Exploit You

### Current social networks restrict content creation and limit your organic reach.

Restrictive algorithms, censorship, and lack of privacy run rampant across popular social networks. And you, the user, can't do much about it, while these businesses make billions.

### Meet Minds: A Free & Open Source Social Networking Platform



### How We Do It

**We've built a full-spectrum of features to empower communication and organic reach.**

### Our Network Is Growing Rapidly

**Since our inception, we've gained viral traction with every new release. Early adopters are finding it far easier to gain views and a following on Minds than other major social networks.**


Total Users in July '18=1.25M
1.25M
1.00M
0.75M
0.50M
0.25M
Mar '16
Sept '16
Mar '17
Sept '17
Mar '18
Sept '18
Total Registered Users

### How Minds Generates Revenue

Minds leverage a unique business model that operates entirely around its native token. Tokens are rewarded and sold to the community and later reclaimed by Minds in exchange for services on the network like Boost, Plus, and Nodes.



**Boost**

Users spend tokens to boost their content for greater reach on the network.

**Plus**

Minds offers additional services for users who upgrade their channel to Plus.

**Nodes**

Minds hosts custom branded social networks and mobile apps for monthly subscription payments.

### How Users Generate Revenue on Minds

**Users can monetize their channels to activate an array of options to make a living online.**



**Paid Subscriptions**

Set custom reward tiers for your subscribers to pay tokens monthly for exclusive content and services.

**Paid Promotion**

Receive offers from other channels to share their content in exchange for tokens.

**Rewards**

Earn tokens for contributing to the network through receiving votes, comments, shares, subscribers, checking in or referring new users

**Tips**

Receive tips from your subscribers for content they enjoy.

### How the Token Economy Works

**Minds users earn tokens for their contributions to the network each day.**


Votes
+1
Comments
+2
Subscribers
+4
Reminds
+4
Referrals
+10
OnChain Transactions
+10
Check-ins
+2
Development

Tokens can be exchanged for more views on content with Boost or sent to other users as a tip or for paid subscriptions with Wire. By leveraging the distributed blockchain for all peer-to-peer payments, Minds enables users to exchange tokens without the risk of demonetization or censorship.


TOKEN UTILITY
1 token = 1,000 views
Views
BOOST
YOUR WALLET
100,000
Tokens
Upgrade your channel to unlock premium features, including profile verification and the ability to hide ads.
Use your tokens for Minds web hosting on http://hosting.minds.com to create self-hosted communities.

## Our Journey So Far

**The Internet and press response to Minds.com has been wildly enthusiastic—proving people are hungry for an alternative social network.**



## A Conversation with the Founder of Minds

What's the problem Minds.com is solving?

The lightbulb moment

What drives customers to your site?

### Let's Build a Real Social Network

Watch the founder Bill Ottman on Timcast below.


The Minds Behind Minds.com - Bill Ottman
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TIMCAST / EPISODE 45
THE MINDS BEHIND MINDS.COM

Over the last few years, Minds has emerged from the grassroots of alternative media and activism to become a top open source competitor to Facebook, Twitter and Google. How did this happen?

The first milestone was clearly understanding who we are. We are Minds. Our name resonates with the global community because it represents everyone. We are not the typical tech startup because we have an underlying philosophy of freedom.

The next step was delivering the core platform and software that could actually scale and be a viable competitor, functionally. This took years of effort and what I can only describe as pure madness in the laboratory. It was the most challenging time of my life and I imagine the same can be said for others on the team. Now, we have finally landed on a stack that can handle the masses, and we've proven it with repeated viral migration events and millions of people on the app. There's still a long way to go, but we have something that people love now.

We do things differently from how status-quo networks operate. They want to dominate and data-mine you. We want to liberate. They keep their code secret, we share it with everyone. They spy on you, we engineer encryption everywhere. They restrict reach and speech with annoying algorithms, we amplify it with rewards. They offer limited tools to make money, our mission is to help everyone earn a living doing what they love.

Ultimately, we think the next major social network will actually be a decentralized network of networks, not "one ring to rule them all." The free nature of our app means that anyone can build their own app based on Minds, and since we all share our code with each other, it creates a self-propelling movement. These apps can all optionally interconnect, thus creating an unstoppable, distributed force.

Minds.com and Minds.org are powerful destinations that people want to be a part of because they feel they are capable of reaching the top. The company is a literal manifestation of the people's contributions to the network, and now we are taking this principle to the next level by opening up ownership to the world.

Social impact and revenue are both required for true success. So whether your interest as a potential investor and co-creator lies in the freedom realm or viral reach and revenue world, I hope you'll join Minds. It's already yours.

Let's do this,



Bill Ottman

Founder & CEO

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Minds is an open source and decentralized social network for Internet freedom, where users earn crypto tokens for their contributions to the network. The tokens can be exchanged for more views on content or sent to other channels as a tip or paid subscription. We're built on a foundation of privacy, transparency, and free expression. As other networks continue to lose the public's faith, Minds has more than doubled since last year, now with 200K+ monthly active users and 1.25M+ registered users.

### Where will your company be in 5 years?

Our mission is to become the top social network on earth, powered by the people. Traditional social media networks are overrun with surveillance, censorship, demonetization and restrictive algorithms. Minds solves these problems with free and open source software, free speech policy, privacy, tokenization and decentralization.

### Why did you choose this idea?

The world inevitably needs a global communications network which respects the freedom and privacy of its users otherwise we are destined for a dangerous dystopia that benefits very few, not the people.

### What is Minds?

Minds is an open source and decentralized social networking app for Internet freedom, where users earn crypto tokens for their contributions to the network. The tokens can be exchanged for more views on content or sent to other channels as a tip or a paid subscription. We are built on a foundation of privacy, transparency and free expression.

### What problem not addressed by other social networks is Minds trying to solve?

Disgruntled social media consumers and professional content creators are in an uproar over unfair business practices that threaten Internet freedoms and limit their ability to earn a living online.

The outrage is loudest over censorship, fake news filters and algorithms that limit organic reach to as low as 3% of the intended audience. Creators who rely on Internet ads to make money may routinely face demonetization of their content when it is deemed controversial by unseen editors. Everyday users who fuel the networks with activity have surrendered their rights and privacy through surveillance and the lack of transparency inherent in proprietary software business models.

### How is Minds different from other social media networks?

Minds differentiates itself from other social networks in three essential ways:

Internet freedom - Minds is engineered for freedom of speech, transparency and privacy. Users may choose to be anonymous, if they wish, and free speech is limited only by US law. The software is free, open source and encrypted end-to-end for maximum transparency and privacy, peer-reviewed at (https://www.minds.org).

Expanded reach - Minds channels organically reach 100% of their subscribers. The Minds Boost feature expands reach even further through a system which rewards users for site activity with Minds points, a digital currency that may be exchanged for views on the Minds network at a rate of one point per view.

Monetization - Minds believes that users should be rewarded for their efforts online and pays users points that may be redeemed for views on the network. Minds also pays bloggers for revenue earned by placing banner ads on their content, and any channel may create exclusive content viewable only via paid monthly subscription. Finally, Minds Wire enables peer to peer payments between channels in Minds points, USD or Bitcoin as a reward/tip for posting awesome content.

### How does Minds make money?

Minds has built a unique business model that runs entirely off of its native ERC-20 token. Minds tokens are rewarded to the community or sold for Ether. Users can then spend the tokens in exchange for services on the network such as Boost, Plus and Nodes. Boost is the advertising network on Minds. Users can exchange tokens to receive promoted views from active users on the network. Currently, one token grants a user 1,000 extra views on their content or channel.Plus is a premium channel subscription on Minds. Users can exchange tokens for upgraded features such as the ability to remove ads, verify a channel, access exclusive Minds content and more.Nodes is a new product that is in its early development stage. It allows users to exchange tokens to build their own white-labeled social network with Minds' source code. The nodes can either be self-hosted or hosted by Minds.

### How do you acquire new users?

Minds growth strategy so far has been organic through word-of-mouth and propelled from the support of the global free speech, privacy, alternative media and open-source communities. We have spent very few resources on marketing, but we do have access to millions of followers on other social network pages we administrate, which we are constantly using to migrate users via viral news articles. As old social networks continue to censor, spy and limit the reach of their users, the demand grows for an ethical alternative.

### What's new about what you're making?

We operate very differently than most traditional social networks. They spy, we encrypt. They limit your voice and reach, we expand it. They keep their code private, we share it all. We also are on of the first companies to operate an entire business model on an ERC-20 token. By leveraging the distributed blockchain to store all financial transactions, we have

created an autonomous peer-to-peer system without the risk of demonetization from a subjective middleman. The Minds community is excited because they are now rewarded for their efforts online with tokens, privacy and monetization tools. The system is designed so that the users who contribute the most to the network are rewarded with tokens to grow their channel further, expand their reach and earn more.

**How big is the market?**

The market for social networking platforms is as big as it gets. Billions of people use social networks across the entire world, spending $40 billion+ on social media advertising.

**What's your biggest risk?**

Minds operates in a highly competitive market and are subject to rapid technological change. The biggest risk is that Minds may not be able to effectively compete in some or all of these markets. To remain competitive and increase client demand, Minds must develop and manage successive platform releases and transitions with great execution.

Minds is subject to local laws and regulations worldwide. Changes in these administrative protocols could materially increase the cost of doing business, or even preclude it. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings.
Lastly, there is not a lot of clear guidance from regulators regarding the use of blockchain technology, specifically in the US. There is a chance the regulations could change in the future which may adversely impact the progress of the Minds network.

**What do you understand about your business that others don't get?**

We understand that free and open source software inevitably benefits end-users with greater transparency, reach, rewards, privacy, revenue and features. This is because pace of development and innovation occurs fastest when global developers have greatest access to code.

People are becoming increasingly aware of the nature of the apps they use, and the knowledge of free and open source code will be even more common in the future, as machines integrate more heavily into our daily lives. We need to know what those machines are up to; Minds is leading the charge toward a future where we control the robots and not the other way around.

**How many users do you have?**

Minds currently has over 1.25 million registered users and over 200 thousand monthly active users (logged-in).

**What do you tell people who are skeptical of your chances of competing with Facebook?**

Our strategy against companies like Facebook has always been to stick to our principles of privacy and Internet freedom. They continue to take steps towards more censorship, more surveillance, less privacy and less reach. For the first time ever, Facebook is starting to lose millions of users because of these issues to alternatives like us.Minds rewards users in every sense, and the system is working and growing. Facebook does the opposite by exploiting users, and people are upset. Once our functionality is fully competitive, people will, at the very least, supplement their experience with an ethical and reward-based alternative.
In addition to freedom, free and open source software also enables extreme software development productivity such that a small team may create an even better result than a large organization with far greater resources.We feel confident in our battle against the tech giants because despite their size and resources, we have a clear edge in our overall philosophy and ethical approach.

**Who makes up your in-house team working on the project?**

Minds is led by its Founder & CEO Bill Ottman. Bill is responsible for the vision and creation of Minds and is the leader of the Minds open source community. In addition to his significant online following, Bill is a recognized leader in the Internet freedom and open source software movements.

John Ottman is Chairman and Co-founder of Minds and also Bill's father. John is a veteran software entrepreneur, angel investor and Minds lead investor. He provides leadership and guidance to the team and even helps out with site operations.

Mark Harding is Minds CTO, and he is responsible for all engineering and software development. Mark manages three in-house software engineers and also directs the development efforts of the Minds open source community of global developers.

Jack Ottman is Minds COO, and he is responsible for all day-to-day operations such as marketing, sales, site administration, community support, financing and more.

**What has been your biggest obstacle so far? How did you overcome it?**

When Facebook changed its algorithm, our organic reach was cut enormously. Revenues plummeted and the company faced a survival crisis. We learned then that Minds could not survive as a business by relying on Facebook and Twitter for traffic. We needed to build our own independently sustainable community. And, we did! Now, the majority of our traffic is organic, from logged-in users. This was an epic undertaking.
Today, our biggest obstacle is simply lacking the staffing and resources to fully support our growing community and improve our product so that it can compete functionally with the best in the market.

**Where did the idea for Minds come from?**

Frustrated by encroachments on Internet freedom and degraded business practices at top proprietary social networks, a team of software developers led by Minds Founder & CEO, Bill Ottman, joined with a gathering of minds around the world to create a new social media model engineered for Internet freedom and user control.

**What is the Minds token?**

The Minds token is a utility token built with the Ethereum ERC-20 standard. The token distribution process is uniquely designed to scale autonomously with the growth and activity on the Minds network which ensures that the ecosystem is fair and based entirely on user contribution. Minds tokens are not a currency or a security, but are a utility token used to fuel services on the Minds social network.

# Financials

Minds has financial statements ending December 31 2018. Our cash in hand is $4,122,395, as of April 2018. Over the three months prior, revenues averaged $10,000/month, cost of

goods sold has averaged $11,000/month, and operational expenses have averaged $160,000/month.

## At a Glance

January 1 to December 31

**$118,173** [12%]
Revenue

**-$1,155,392**
Net Loss

**$0**
Short Term Debt

**$6,000,000**
Raised in 2018

**$4,122,395**
Cash on Hand
As of 04/15/18

INCOME | BALANCE | NARRATIVE



Revenues
Profit
$134,845
$118,173
$-604,297
$-1,155,392
2017
2018

**A note from Wefunder.** Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

**Net Margin:**
-978%

**Gross Margin:**
-10%

**Return on Assets:**
-24%

**Earnings per Share:**
-$0.34

**Revenue per Employee:**
$7,878

**Cash to Assets:**
99%

**Revenue to Receivables:**
--

**Debt Ratio:**
0%

Minds Inc. Financial Statements- Reviewed.pdf

Minds Inc. Financial Statments 2017 v2.pdf

Minds Inc Financial Statements- 2018.pdf

# Risks

1 Global markets for the Company's offering are highly competitive and subject to rapid technological change. The Company may not be able to effectively compete in some or all of these markets. Some competitors may have greater financial, research and development, operational and marketing resources than Minds and be able to bring competing products to market. Greater financial, research and development, operational and marketing resources and experience may allow Minds' competitors to respond more quickly with new, alternative or emerging technologies. The Company's quarterly and annual operating results may fluctuate widely, and be negatively affected by efforts to build volume or react to competition.

2 The Company relies on Amazon Web Services for hosting. Any interruption in the availability of these services could have material negative impact on our ability to deliver service to users, as well as the profitability of these operations. Interruptions could occur due to both Internet outages as well as policy changes or terms violations according to these third parties. The prospect of increased regulation and/or Internet censorship may create access challenges to our users and service offerings. Our long-term vision is to extract all third party hosting requirements in order to become independently sustainable.

3 Breaches of the Company's platform and systems may materially affect client adoption and subject the Company to significant negative reputational, legal or operational consequences. Minds user privacy has never been compromised to date due to a focus on encryption and security, but 100% security cannot be guaranteed. Cyber-crimes are becoming increasingly common and aggressive which brings parallel increase in risk.

4 Until now, Minds has obtained sufficient capital for operations. Future operations depend on Minds' ability to generate revenue and user growth. While Minds may consider funding its business in the future through a combination of debt and equity financing, there can be no assurance that such additional financing will be obtained. In the most recent fiscal year ending December 31, 2018, the Company has consumed a total of over $1.1M in cash. There is no guarantee that, even with significant subsequent cash infusions, the Company will break even or generate positive cash flows.

5 Minds is dependent upon the continued support and involvement of key management, engineering staff, and employees of all types. Minds' success and ability to compete is dependent on its continuing ability to identify, attract, hire, train, retain and motivate highly qualified employees with knowledge of the businesses in which Minds operates. If any of Minds' key personnel were to quit the company or die, the business may be adversely affected.

6 Although most of our officers are full time, please note that John Ottman and Peter Schwartz are not currently full time with the company. As such, it is likely

that the company will not make the same progress as it would if that were not the case.

# Details

### The Board of Directors

| DIRECTOR | OCCUPATION | JOINED |
|---|---|---|
| Patrick Byrne | CEO @ Overstock.com | 2018 |
| John Ottman | Chairman @ Solix | 2012 |
| Bill Ottman | CEO @ Minds | 2011 |

### Officers

| OFFICER | TITLE | JOINED |
|---|---|---|
| John Ottman | Co-founder, Chairman, Vice President | 2012 |
| Bill Ottman | Founder, CEO, President, Secretary, Treasurer | 2011 |
| Peter Schwartz | CFO, Principal Financial Officer, Comptroller, Principal Accounting Officer | 2016 |
| Jack Ottman | COO | 2017 |
| Mark Harding | Co-founder, CTO | 2012 |

### Voting Power

| HOLDER | SECURITIES HELD | VOTING POWER |
|---|---|---|
| Medici Ventures | 670,841 Series A-1 Preferred | 20.0% |
| Bill Ottman | 1,000,000 Common Stock | 29.8% |

### Past Equity Fundraises

| DATE | AMOUNT | SECURITY |
|---|---|---|
| 06/2017 | $1,036,095 | SAFE |
| 09/2018 | $6,000,000 | Priced Round |
| 12/2013 | $347,300 | Priced Round |

### Outstanding Debts

None.

### Related Party Transactions

At December 31, 2017, drawings under the John Ottman Letter of Credit were $651,348. Interest under this facility accrues at a simple rate of 8% per annum. Also as of December 31, 2017, accrued interest payable under this line was $81,169. All drawings and accrued interest under the letter of credit are due and payable at December 31, 2018. The line of credit, including any accrued interest, will come due at the earlier of a financing event in excess of $5,000,000, sale of the Company, or the expiration date of the line of credit.

### Use of Funds

| | |
|---|---|
| $100,000 | Expand the development team with additional full-stack developers, to focus on mobile, frontend and backend projects such as:Boost ad networkUser experience and usabilityBug fixes and feature improvementsGrow Internet infrastructure with servers, storage and network. Workspace |
| $250,000 | AboveHire an additional full-stack developers to focus on mobile, frontend and backend projects such as:MonetizationVideo enhancementsGroup chat |
| $500,000 | AboveHire salesperson to sell advertising and boost reachInvest in marketing for talent acquisition and influencer onboardingHire an additional full-stack developers to focus on mobile, frontend and backend projects such as:Load testing and infrastructure performance Email and retention managementMessengerGrow Internet infrastructure with servers, storage and network. |
| $750,000 | AboveHire an additional full-stack developers to focus on mobile, frontend and backend projects such as:Mobile video chatMinds.org upgradesSoftware documentationFurther enhancements to categories, bitcoin and monetizationGrow Internet infrastructure with servers, storage and network. |
| $1,070,000 | AboveHire person to sell hostingHire adminHire an additional full-stack developers to focus on mobile, frontend and backend projects such as:Open data initiative and social API standardVoting and pollingReferral rewards programHostingTranslationsImproved office space |

### Capital Structure

| CLASS OF SECURITY | SECURITIES (OR AMOUNT) AUTHORIZED | SECURITIES (OR AMOUNT) OUTSTANDING | VOTING RIGHTS |
|---|---|---|---|
| Series A 3 Preferred | 106,787 | 106,787 | No |
| Series A 2 Preferred | 76,579 | 76,579 | Yes |
| Series A 1 Preferred | 670,841 | 670,841 | Yes |
| Common | 5,000,000 | 2,500,000 | Yes |

### Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.